S&C Draft of November 2, 2012

CONFIDENTIAL

November 2, 2012

By E-mail

Max A. Webb,

    Division of Corporation Finance,

        Securities and Exchange Commission,

            100 F Street, N.E.,

                Washington, D.C. 20549.

Re:	Capital Product Partners L.P.
Registration Statement on Form F-3
Filed October 1, 2012
File No. 333-184209

Dear Mr. Webb:

On behalf of Capital Product Partners L.P. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter of November 1, 2012. In addition, Amendment No. 2 to the registration statement on Form F-3 (File No. 333-184209) (including exhibits thereto) (the “Registration Statement”), which reflects many of these responses, has been submitted for filing on the date hereof.

All responses set forth in this letter are those of the Company. All responses are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type.

Exhibits, page II-1

1.	Please revise to remove the words “or as an exhibit to a prospectus supplement to this registration statement” on page II-1. Please note that there are no exhibits to a prospectus supplement.

Max A. Webb	- 2 -

R:	The Company has reviewed the Staff’s comment and revised the Registration Statement accordingly.

Signatures, page II-4

2.	Please revise to have Mr. Lazaridis sign in his capacity as your principal executive officer, principal financial officer and principal accounting officer, and please have at least a majority of your board of directors sign in their capacities as such.

R:	The Company has reviewed the Staff’s comment and revised the Registration Statement accordingly.

* * * * *

Max A. Webb	- 3 -

The Company would greatly appreciate receiving the Staff’s comments on the revised Registration Statement as soon as possible. On behalf of the Company and its advisors, we once again thank you and the Staff for your assistance to date in connection with the review of the Company’s submission.

If you have any questions relating to the foregoing, please feel free to call me at (212) 558-3445. I may also be reached by facsimile at (212) 558-3588 and by e-mail at claytonj@sullcrom.com. In my absence, please call Vijay S. Iyer at (212) 558-1671. He may also be reached by facsimile at (212) 291-9851 and by e-mail at iyerv@sullcrom.com.

Very truly yours,

/s/ Jay Clayton

Jay Clayton

cc:	Sonia Bednarowski
(Securities and Exchange Commission)

Ioannis E. Lazaridis
Irina Taka
(Capital Product Partners L.P.)

Analia Kokkoris
Sophie Manolis
(Deloitte Hadjipavlou Sofianos & Cambanis S.A.)

Vijay S. Iyer
Rosita H.Y. Lee
(Sullivan & Cromwell LLP)